UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

COMMISSION FILE NUMBER 1-8606

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

VERIZON COMMUNICATIONS INC.

1095 Avenue of the Americas

NEW YORK, NEW YORK 10036

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3

Notes to Financial Statements	4-21

SUPPLEMENTAL SCHEDULE *

Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)	22

SIGNATURE	23

EXHIBIT:

23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Verizon Employee Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the Verizon Savings and Security Plan for West Region Hourly Employees (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mitchell & Titus, LLP

June 26, 2015

New York, New York

A member firm of Ernst & Young Global Limited

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

(in thousands of dollars)

	2014	2013
Assets
Investments in Master Trusts (at fair value)	$1,153,045	$1,206,612
Notes receivable from participants	61,070	63,676
Employer contribution receivable	99	—

Net assets reflecting investments (at fair value)	1,214,214	1,270,288

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,070)	(2,584)

Net assets available for benefits	$1,212,144	$1,267,704

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

(in thousands of dollars)

Additions
Participants contributions	$46,291
Employer contributions	23,117

Total contributions	69,408

Net investment gain from investments in Master Trusts	41,218

Total additions	110,626

Deductions
Benefits paid to participants	163,758
Transfers to other plans and other, net	557
Administrative expenses	1,871

Total deductions	166,186

Net change	(55,560)

Net assets available for benefits
Beginning of year	1,267,704

End of year	$1,212,144

The accompanying notes are an integral part of these financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2014

1.	Description of the Plan

The following description of the Verizon Savings and Security Plan for West Region Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan’s provisions.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”). The Plan provides eligible employees, as defined in the Plan Document, of Verizon Communications Inc. (“Verizon” or “Plan sponsor”) and certain of its subsidiaries (“Participating Affiliates”) with a convenient way to save for both medium- and long-term needs.

Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan and to receive matching employer contributions, upon completion of enrollment in the Plan, as soon as practicable following the date of hire. Beginning June 1, 2013, covered employees in certain bargaining groups who are not eligible to earn pension benefits and who are employed by Verizon or its Participating Affiliates on the last day of the year in a position subject to a collective bargaining agreement may receive an employer profit sharing contribution under the Plan.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; however, the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants shall direct their contributions to be invested in any of the current investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, matching contributions, profit sharing contributions, and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Administrative Expenses

Plan administrative fees may include legal, accounting, trustee, recordkeeping, and other administrative fees and expenses associated with maintaining the Plan. The cost of administering the Plan is paid by participants through a combination of fees allocated to each participant’s account and fees that are paid as part of the investment fees that are allocated to the Plan’s investment options. Participants are provided with a detailed schedule of fees in the annual disclosure notice.

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment, which include the following: (1) in Verizon shares for investments in the Verizon Company Stock Fund or the Consolidated Employee Stock Ownership Plan (“CESOP”) Shares Fund, with the balance in cash; (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Verizon Company Stock Fund or the CESOP Shares Fund, with the balance of each installment in cash.

Participant Loans

The Plan includes an employee loan provision authorizing participants to borrow an aggregate amount generally not exceeding the lesser of (i) $50,000 or (ii) 50% of their vested account balances in the Plan. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding twelve-month period. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (15 years for a loan to purchase a principal residence). Each new loan will bear interest at a rate based upon the prime rate as of the last business day of the calendar quarter immediately preceding the calendar quarter in which the loan is made. Participant loans have been classified as “Notes receivable from participants” in the Statements of Net Assets Available for Benefits. Interest rates ranged from 3.25% to 9.50% for the year ended December 31, 2014.

Master Trusts

At December 31, 2014 and 2013, the Plan participated in the Verizon Master Savings Trust (the “Master Trust”) and owned a percentage of the net assets in the Master Trust. This percentage is based on a pro rata share of the net assets in the Master Trust. The Plan owned approximately 4.1% and 4.4% of the net assets in the Master Trust at December 31, 2014 and 2013, respectively.

Fidelity Management Trust Company (the “Trustee” or “Fidelity”) has been designated as the trustee of the Master Trust and is responsible for the control and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan, including fees and expenses of the Trustee may be charged to the Plan. The Trustee is also responsible for the investment and reinvestment of the funds and portfolios of the Plan, except to the extent that it is directed by Verizon Investment Management Corp. (“VIMCO”) or by third-party investment managers appointed by VIMCO. Investment fees are charged against the earnings of the funds and portfolios.

At December 31, 2014 and 2013, the Plan also owned a percentage of the net assets in the Bell Atlantic Master Trust (together with the Master Trust, the “Master Trusts”), for which The Bank of New York Mellon (“BNY Mellon”) is the trustee. The assets in the Bell Atlantic Master Trust include assets which are pooled between defined benefit plans and defined contribution plans. The fair value of the pooled assets allocated to defined contribution plans in the Bell Atlantic Master Trust at December 31, 2014 and 2013 was $112.4 million and $108.9 million, respectively. The Plan owned approximately 1% of the net assets allocated to defined contribution accounts at both December 31, 2014 and 2013. Other assets of the Plan that are held in separate accounts in the Bell Atlantic Master Trust are included in the table of the Master Trust’s net investments (see Note 7).

The Plan’s participating interest in the investment funds of the Master Trusts is based on account balances of the participants and their elected investment funds. The net assets of the Master Trusts are allocated by assigning to each plan participating in the Master Trusts those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified as relating to such plan and by allocating, in proportion to the fair value of the assets assigned to such plan, income and expenses resulting from the collective investment of the assets of the Master Trusts.

Plan Modification

The Board of Directors of Verizon may amend, terminate or partially terminate the Plan at any time. The most senior Human Resources officer of Verizon also has the right to modify, alter or amend the Plan at any time subject to collective bargaining requirements. The chief legal counsel to the Verizon Employee Benefits Committee may amend the Plan for changes required by the Internal Revenue Service (“IRS”) in connection with a determination letter or voluntary compliance application. No amendment may permit any of the assets held pursuant to the Plan to be used for any purpose other than for the exclusive benefit of Plan participants and their beneficiaries or for paying reasonable expenses of administering the Plan. In the event the Plan terminates, participants will become fully vested in their accounts.

Risks and Uncertainties

The Plan provides investment options for participants, who can invest in combinations of stocks, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

2.	Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Investments in Master Trusts

The Plan’s interests in the Master Trusts are recorded at fair value. The Statement of Changes in Net Assets Available for Benefits reflects the net investment gain from the Plan’s interests in the Master Trusts which consists of the realized gains or losses and the unrealized appreciation (depreciation) in fair value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Fair Value Measurements

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3 – No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Plan sponsor’s assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

Investment contracts are required to be reported at fair value. However, contract value is the relevant measurement of that portion of net assets attributable to fully benefit-responsive investment contracts, as that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present net assets at fair value, with an adjustment to contract value for the investment contracts held by the Master Trust. In addition, net assets available for benefits and the changes in net assets available for benefits per the financial statements will be different from those in the Plan’s Form 5500 due to the adjustment from fair value to contract value for fully benefit-responsive investment contracts, as reflected in the financial statements (see Note 9).

Recently Issued Accounting Standards

In May 2015, the accounting standard update related to disclosures for investments in certain entities that calculate net asset value per share was issued. This standard update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The standard update also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. This standard update is effective in 2016 and should be applied retrospectively to all periods presented. Earlier adoption is permitted. The adoption of this standard update is not expected to have a significant impact on the Plan’s financial statements.

3.	Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets related to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2014	2013
Net Assets
Verizon common stock	$504	$250

Changes in Net Assets	Year ended December 31, 2014
Employer contributions	$ 23,000
Net investment loss	(2,083)
Benefits paid to participants	(60,312)
Decrease in diversification adjustment (Note 4)	43,167
Other	(3,518)

Net increase	$ 254

4.	Vesting and Contributions

A participant shall be fully vested in the employer-matching and profit sharing contributions allocated to his or her account or Employee Stock Ownership Plan (“ESOP”) account and any income thereon, upon completing three years of vesting service or upon death, disability, retirement from Verizon or its Participating Affiliates, attainment of normal retirement age, or involuntary termination (other than for cause or in connection with a business transaction).

A terminated employee’s non-vested employer-matching and profit sharing contributions are forfeited and offset against subsequent employer-matching and profit sharing contributions to the Plan. Forfeitures used to reduce employer-matching contributions for the year ending December 31, 2014 were immaterial. The balance in the forfeiture account was $877 thousand and $702 thousand at December 31, 2014 and 2013, respectively.

The Plan is funded by participant contributions up to a maximum of 16% of compensation (25% of compensation for covered employees in certain bargaining groups effective July 1, 2013), by profit sharing contributions, and by employer-matching contributions in shares of Verizon common stock equal to a percentage specified by the Plan or the participant’s collective bargaining agreement, as applicable. For participants eligible to earn pension benefits, the matching contribution percentage may not exceed 82% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period during the Plan year. Beginning June 1, 2013 for participants in certain bargaining groups who are not eligible to earn pension benefits, the matching contribution percentage is 100% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period during the Plan year. Participants attaining the age of 50 or older can elect to make additional before-tax catch-up contributions to the Plan. Beginning June 1, 2013, Verizon and its Participating Affiliates may make a discretionary, performance-based profit sharing contribution to the Plan in an amount up to 3% of each eligible participant’s eligible compensation for the Plan year. Eligible participants are those in certain bargaining groups who are not eligible to earn pension benefits and who are employed by Verizon or its Participating Affiliates on the last day of the year in a position subject to a collective bargaining agreement.

Participant contributions may be made on a before-tax basis (“elective contributions”) or from currently taxed compensation (“after-tax contributions”). Each participant’s elective contributions for the 2014 Plan year were limited to $17,500. For 2014, the total amount of elective contributions, after-tax contributions, employer-matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $52,000 or (2) 100% of the participant’s total compensation; and the compensation on which such contributions were based was limited to $260,000. The catch-up contribution limit is $5,500 for participants eligible to make catch-up contributions.

Employer-matching contributions are made in Verizon common stock. Employer profit sharing contributions may be made in cash or in Verizon common stock as determined by Verizon. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized fund. For the year ended December 31, 2014, total employer-matching and profit sharing contributions of 476 thousand shares of Verizon common stock were made with a fair value at the date of contribution of $23.1 million, which included a discretionary profit sharing contribution amount of $0.1 million.

Participants age 50 and older with one year of service are permitted to redirect up to 50% of these employer-matching contributions (100% after attaining age 55 or retiring). A participant who has completed at least three years of service or who has retired may transfer employer-matching contributions made on or after January 1, 2007 to any other investment option or options under the Plan. The same diversification rules apply to profit sharing contributions made or considered made in Verizon common stock. A participant may transfer CESOP account balances and employer-matching contributions (and related earnings) made before January 1, 2007 to any other investment option or options under the Plan. In Note 3 above, the “diversification adjustment” reflects the employer-matching contributions that a participant may elect to transfer into any investment option available under the Plan, subject to the provisions of the Plan Document.

5.	Related-Party Transactions

VIMCO, an indirect, wholly-owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan. In addition, certain investments held by the Master Trusts are managed by BNY Mellon as trustee and Fidelity as trustee and record keeper. Therefore, these investments qualify as parties-in-interest transactions. The Plan also allows investment, through a unitized fund, in Verizon common stock, which is a party-in-interest transaction. All of these transactions are exempt from the prohibited transaction rules.

6.	Income Tax Status

The Plan has received a determination letter from the IRS dated May 26, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trusts are exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trusts are tax exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

7.	Investments in Master Trusts

Fair values of publicly traded common stock, commodities and mutual funds are determined by obtaining quoted prices in active markets. The fair values of government securities, corporate debt obligations and other U.S. and international fixed income securities are valued based on yields currently available on comparable securities or issues with similar credit ratings. Fair values of the commingled funds, including the real estate fund, are based on the net asset values (“NAV”) of the shares held as reported by fund managers, which are determined by the fair values of the underlying investments. Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. The fair values of hedge funds are estimated using the NAV per share of the investments. The Plan has the ability to redeem these investments at NAV within the near term and thus are classified within Level 2 in the fair value table below. Convertible securities are valued by obtaining dealer quotes, analyzing listed bond and preferred stock prices, and employing sensitivity analysis and adjustments. The real estate fund invests its assets in open-end real estate funds, debt and equity securities of real estate companies, other real estate investments and cash and cash equivalents. The redemption restrictions for the commingled funds, other than the portion of the real estate fund noted below, are summarized as follows:

Liquidation Period	Redemption Frequency	Redemption Notice	Redemption Restrictions
Daily	Daily	Daily	None

For that portion of the real estate fund classified as Level 3 in the fair value table below, redemption requests will be scheduled for payment on the next valuation date which is at least three months after receipt of a written request for redemption (last business day of the quarter). Redemption requests are subject to fund management discretion based on cash available to meet redemption requests. In the event total redemption requests exceed the total cash available to honor such requests, available cash will be pro-rated among the contract-holders eligible for redemption.

The fair value of the fully benefit-responsive guaranteed investment contracts (the “Investment Contracts”) equals the fair values of the underlying assets and the wrap contracts. The underlying assets consist of government securities, corporate debt obligations and asset-backed securities. Fair values of government securities and corporate debt obligations are based on the yields currently available on comparable securities of issues with similar credit ratings. Fair values of asset-backed securities are determined using inputs that include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data including market research publications, new issue data, monthly prepayment information and collateral performance.

The wrap contracts within the stable value fund in the Master Trust are held with insurance companies and banks. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the fair value of the covered assets once the fair value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions during a time when the fair value of the fund’s covered assets is below their contract value and fair value is ultimately reduced to zero. Standard & Poor’s (“S&P”) rated the issuers of these contracts and the contracts underlying the securities from AA- to A+ at both December 31, 2014 and 2013.

The contract value of the Investment Contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. The underlying investments of the Investment Contracts are included in the Master Trust’s assets at contract value, which, as reported by the insurance companies and banks, was approximately $1.8 billion and $1.9 billion at December 31, 2014 and 2013, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include the following: (1) substantive modification of the Plan, including complete or partial plan termination or merger with another plan; (2) any change in law, regulation, or administrative ruling that could have a material adverse effect on the fund’s cash flow; (3) the Plan’s failure to qualify under section 401(k) of the Code; (4) bankruptcy of the Plan sponsor or other Plan sponsor events which cause a significant withdrawal from the Plan; and (5) defaults in the debt securities that comprise the covered assets in excess of certain limits. The Plan administrator does not believe the occurrence of any such event is probable at this time.

Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between fair value and contract value over time. The crediting rate is reset monthly and has a floor rate of zero.

The wrap contracts impacting the Plan had average yields of 1.96% and 2.12% at December 31, 2014 and 2013, respectively. The crediting interest rates for the wrap contracts were 1.97% and 1.94% at December 31, 2014 and 2013, respectively. No valuation reserve was recorded, or was deemed necessary, at December 31, 2014 and 2013 to adjust contract amounts.

The accounting records of the Master Trusts are maintained in U.S. dollars. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the prevailing rates of exchange at the end of each accounting period, with the impact of fluctuations in foreign exchange rates reflected as an unrealized gain or loss in the fair value of the investments.

Cash receipts and payments derived from investment trades involving foreign currency denominated investments are translated into U.S. dollars at the prevailing exchange rate on the respective transaction date. Net realized gains and losses on foreign currency transactions result from the disposition of foreign currency denominated investments as a result of fluctuations in foreign exchange rates between the trade and settlement dates and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received.

The foreign exchange effect on foreign currency denominated investments is not segregated from the impact of changes in market prices in the Statement of Changes in Net Assets Available for Benefits.

The Plan’s interest in the fair value of the Master Trust and the Bell Atlantic Master Trust and the related investment gains are reported in “Investments in Master Trusts (at fair value)” and “Net investment gain (loss) from investments in Master Trusts” in the Statements of Net Assets Available for Benefits and in the Statement of Changes in Net Assets Available for Benefits, respectively.

The following table represents the Master Trust’s net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2014 (in thousands):

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$66,570	$555,739	$—	$622,309
Verizon common stock	6,913,485	—	—	6,913,485
Mutual funds
U.S. fixed income	1,302,196	—	—	1,302,196
U.S. equity	465,718	—	—	465,718
U.S. small cap	347,228	—	—	347,228
International equity	288,161	—	—	288,161
Global fixed income	224,776	—	—	224,776
Commodities	42,182	—	—	42,182
Commingled funds
U.S. equity	—	4,852,046	—	4,852,046
Cash and cash equivalents	—	971,439	—	971,439
International equity	—	1,242,031	—	1,242,031
U.S. small cap	—	1,019,267	—	1,019,267
U.S. fixed income	—	616,711	—	616,711
Real estate	—	1,055,495	291,117	1,346,612
Global fixed income	—	40,103	—	40,103
Commodities	—	54,140	—	54,140
Common stock
International equity	1,574,625	—	—	1,574,625
U.S. equity	2,892,711	—	—	2,892,711
Fixed income
Corporate bonds	5,669	500,232	6,533	512,434
U.S. treasuries and agencies	266,567	137,462	—	404,029
Asset-backed securities	—	20,276	—	20,276
Stable value fund
Cash and cash equivalents	—	18,457	—	18,457
U.S. treasuries and agencies	—	934,083	—	934,083
Corporate bonds	—	454,162	—	454,162
Asset-backed securities	—	476,209	—	476,209
International bonds	3,640	586,103	—	589,743
Convertible securities	1,882	4,769	—	6,651
Hedge funds	—	125,248	—	125,248
Other	—	—	1,297	1,297

Total investments at fair value	14,395,410	13,663,972	298,947	28,358,329

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(40,798)	—	(40,798)

Total investments	$14,395,410	$13,623,174	$298,947	$28,317,531

The following table states the change in fair value of the Master Trust’s Level 3 assets for the year ended December 31, 2014 (in thousands):

	Fair Value January 1, 2014	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Gain (Loss)	Change in Unrealized Gain (Loss)	Fair Value December 31, 2014
Fixed income
International bonds	$6,467	$(6,467)	$—	$—	$—	$—	$—	$—
Corporate bonds	—	—	6,477	—	(3)	—	59	6,533
Other	—	—	1,843	2,018	(2,466)	(28)	(70)	1,297
Commingled funds
Real estate	246,630	—	—	26,692	(15,126)	8,008	24,913	291,117

Total investments	$253,097	$(6,467)	$8,320	$28,710	$(17,595)	$7,980	$24,902	$298,947

Assets are monitored to assess the appropriate levels assigned within the fair value hierarchy. Changes in economic conditions, such as bankruptcy, default or delisting, may require the transfer of an asset from one fair value level to another. When such a transfer occurs, it is recognized as of the end of the reporting period. Transfers in Other from Level 2 to Level 3 are primarily due to an absence of observable inputs. Transfers out of international bonds to corporate bonds reflect a change in classification.

The following table represents the appreciation (depreciation) (including gains and losses on investments bought and sold as well as held during the year) of all Master Trust investments by investment classification for the year ended December 31, 2014 (in thousands):

Investments
Common stock	$(96,026)
Mutual funds	(49,433)
Commingled funds	751,903
Fixed income	(20,366)

Total appreciation, net	$586,078

Interest and dividends, along with the net appreciation/(depreciation) in fair value of investments, are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios. Interest and dividend income for the Master Trust was $510 million for the year ended December 31, 2014.

The following table represents the Bell Atlantic Master Trust’s defined contribution net investments in unitized commingled defined benefit and defined contribution investment accounts by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2014 (in thousands):

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments
Commingled funds
International equity	$—	$112,391	$—	$112,391

Total investments at fair value	$—	$112,391	$—	$112,391

The net depreciation of $1.2 million for the year ended December 31, 2014, includes gains and losses on investments bought and sold, as well as held, during the year for the above Bell Atlantic Master Trust investments.

The following table represents the Master Trust’s net investments by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2013 (in thousands):

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments
Cash and cash equivalents	$110,755	$268,339	$—	$379,094
Verizon common stock	7,097,529	—	—	7,097,529
Mutual funds
U.S. fixed income	1,316,368	—	—	1,316,368
U.S. equity	551,445	—	—	551,445
U.S. small cap	352,733	—	—	352,733
International equity	298,767	—	—	298,767
Global fixed income	226,725	—	—	226,725
Commingled funds
U.S. equity	—	4,283,572	—	4,283,572
Cash and cash equivalents	—	791,047	—	791,047
International equity	—	1,285,779	—	1,285,779
U.S. small cap	—	1,039,540	—	1,039,540
U.S. fixed income	—	634,590	—	634,590
Real estate	—	776,381	246,630	1,023,011
Global fixed income	—	123,555	—	123,555
Common stock
International equity	1,615,634	3,958	—	1,619,592
U.S. equity	2,668,279	211	—	2,668,490
Fixed income
Corporate bonds	5,301	531,968	—	537,269
U.S. treasuries and agencies	427,693	160,607	—	588,300
Asset-backed securities	—	21,924	—	21,924
Stable value fund
Cash and cash equivalents	—	16,564	—	16,564
U.S. treasuries and agencies	—	913,261	—	913,261
Corporate bonds	—	454,533	—	454,533
Asset-backed securities	—	542,586	—	542,586
International bonds	26	625,727	6,467	632,220
Commodities	39,399	45,638	—	85,037
Convertible securities	695	5,627	—	6,322
Hedge funds	—	130,442	—	130,442
Other	137	1,610	—	1,747

Total investments at fair value	14,711,486	12,657,459	253,097	27,622,042

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(49,541)	—	(49,541)

Total investments	$14,711,486	$12,607,918	$253,097	$27,572,501

The following table states the change in fair value of the Master Trust’s Level 3 assets for the year ended December 31, 2013 (in thousands):

	Fair Value January 1, 2013	Transfer Out	Transfer In	Acquisitions	Dispositions	Realized Gain (Loss)	Change in Unrealized Gain (Loss)	Fair Value December 31, 2013
Fixed income
International bonds	$6,482	$—	$—	$1,365	$—	$—	$(1,380)	$6,467
Commingled funds
Real estate	215,351	—	—	—	(1,783)	—	33,062	246,630

Total investments	$221,833	$—	$—	$1,365	$(1,783)	$—	$31,682	$253,097

The following table represents the Bell Atlantic Master Trust’s defined contribution net investments in unitized commingled defined benefit and defined contribution investment accounts by investment type measured at fair value on a recurring basis by the fair value measurement levels described in Note 2 as of December 31, 2013 (in thousands):

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments
Commingled funds
International equity	$—	$108,897	$—	$108,897

Total investments at fair value	$—	$108,897	$—	$108,897

8.	Derivatives

In the normal course of operations, the Master Trust’s assets and liabilities may include derivative financial instruments (futures, options, foreign currency contracts and credit derivatives). These derivatives involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed in this footnote provide a measure of the Master Trust’s involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as economic hedges to manage market volatility risk, foreign currency exchange rate risk or credit risk associated with the Master Trust’s investment assets or to address investment managers’ views of future market movements. The Master Trust’s fiduciaries do not anticipate any material adverse effect on the Master Trust’s financial position resulting from its involvement in these instruments.

The following table presents the effect of gains (losses) with respect to these derivative instruments, by type of derivative. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits under “Net investment gain (loss) from investments in Master Trusts” (in thousands):

For the Year ended December 31, 2014
Foreign currency forward contracts	$(8,423)
Futures	(2,509)
Options	1,242
Swaps	(1,440)

Futures Contracts

The primary risk managed using futures contracts is the price risk associated with investments. Investment managers enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging, are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Plan, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices.

The following table presents open futures contracts at December 31, 2014. The fair value presented in this table includes cumulative appreciation (depreciation) of futures contracts, but only the current day’s variation margin receivable/payable is reported in the Statements of Net Assets Available for Benefits under “Investments in Master Trusts (at fair value)” (dollars in thousands):

Type of Contract	Number of Contracts Buy (Sell)	Expiration	Notional	Fair Value

Fixed Income: Buys	1,463	Short-term	$285,393	$4,583
Fixed Income: Sells	(942)	Short-term	(138,876)	(435)
Equity: Buys	136	Short-term	16,518	(103)
Equity: Sells	(8)	Short-term	(1,015)	(39)
Commodity: Buys	844	Short-term	33,455	(2,272)
Other: Buys	145	Short-term	1,090	6

Total			$196,565	$1,740

The following table presents open futures contracts at December 31, 2013. The fair value presented in this table includes cumulative appreciation (depreciation) of futures contracts, but only the current day’s variation margin receivable/payable is reported in the Statements of Net Assets Available for Benefits under “Investments in Master Trusts (at fair value)” (dollars in thousands):

Type of Contract	Number of Contracts Buy (Sell)	Expiration	Notional	Fair Value

Fixed Income: Buys	1,868	Short-term	$295,037	$(1,759)
Fixed Income: Sells	(1,609)	Short-term	(269,591)	3,466
Equity: Buys	1,075	Short-term	141,829	6,155
Equity: Sells	(600)	Short-term	(61,008)	(2,198)
Commodity: Buys	1,383	Short-term	70,270	(594)
Commodity: Sells	(444)	Short-term	(20,032)	437
Cash and Cash Equivalents: Buys	1,126	Short-term	240,832	(71)
Cash and Cash Equivalents: Sells	(293)	Short-term	(28,138)	308
Other: Buys	207	Short-term	14,884	(216)

Total			$384,083	$5,528

Option Contracts

The primary risk managed using option contracts is the price risk associated with investments. Purchased and written option contracts are agreements between two parties giving the owner, under a purchased option, the right, but not the obligation, to buy or sell a specified item at a fixed price (“exercise” or “strike”) during a specified period and, under a written option, the obligation to sell or buy a specified item at a fixed price. These option contracts are intended to economically hedge the Master Trust’s investments in foreign and domestic securities or to generate additional income, such as from selling covered calls. When the investment manager buys or writes an option contract, a nonrefundable fee (the “premium”) is paid or received by the Master Trust, recorded as an asset or liability and subsequently adjusted to the current market value of the option purchased or written. The premiums paid or received from buying or writing options are recorded as realized gains or losses when the options expire. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is recorded as a realized gain or loss if sold or an adjustment to cost of the underlying investment if acquired upon exercise.

The following tables present the cost (premium received or premium paid) and fair value of written and purchased options held by the Master Trust. The fair value presented in these tables is located in the Statements of Net Assets Available for Benefits under “Investments in Master Trusts (at fair value)” (in thousands):

At December 31,	2014		2013
Type of Contract - Written	Cost (Premium Received)	Fair Value	Cost (Premium Received)	Fair Value

Cash and Cash Equivalents	$(163)	$(9)	$(24)	$(33)
Fixed Income	(1,388)	(2,034)	(723)	(863)

Total	$(1,551)	$(2,043)	$(747)	$(896)

At December 31,	2014		2013
Type of Contract - Purchased	Cost (Premium Paid)	Fair Value	Cost (Premium Paid)	Fair Value

Cash and Cash Equivalents	$154	$1,622	$609	$125
Fixed Income	1,458	1,724	454	487

Total	$1,612	$3,346	$1,063	$612

Foreign Currency Forward Contracts

The primary risk managed using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Master Trust’s investments denominated in foreign currencies. Foreign currency forward contracts are agreements to exchange foreign currencies at a specified future date and rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies, or to actively manage currency exposure as one source of alpha (excess return). Risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from the movements in foreign currency exchange rates (market risk). The contracts are recorded at fair value on the date the contract is entered into, which is typically zero.

The following table presents the foreign currency forward contracts held by the Master Trust. The fair value presented in this table is included in the Statements of Net Assets Available for Benefits under “Investments in Master Trusts (at fair value)” (in thousands):

	Notional		Fair Value
At December 31,	2014	2013	2014	2013

Derivative Assets: Long US$	$635,422	$696,536	$8,875	$606
Derivative Liabilities: Short US$	955,839	883,290	(18,274)	(8,529)
Cross Currency (non-US$)	78,829	64,521	476	212

Credit Derivatives

A credit derivative is a bilateral contract between a buyer and a seller under which the seller agrees to provide protection to the buyer against the credit risk of a particular entity (“reference entity” or “reference credit”). Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events.

These triggering events may include the market standard of failure to pay on indebtedness, bankruptcy of the reference credit, debt restructuring, or the acceleration of indebtedness. The seller of such protection may not be required to make payments until a specified amount of losses has occurred with respect to the portfolio and/or may only be required to pay for losses up to a specified amount.

Credit derivatives are used primarily to help mitigate credit risk in the Master Trust’s corporate bonds portfolio or to address investment managers’ views on the likelihood of future credit events. Through these contracts, the Master Trust either purchases or writes protection on either a single name or a portfolio of reference credits. The credit derivatives written by the Master Trust include credit default swaps (“CDS”).

A CDS is a contract in which, for a fee, a protection seller agrees to reimburse a protection buyer for any losses that occur due to a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer.

The Master Trust evaluates the payment/performance risk of the credit derivatives to which it stands as a protection seller based on the credit rating which has been assigned to the underlying reference credit. Where external ratings by nationally recognized statistical rating organizations (such as Moody’s and S&P) are used, investment grade ratings are considered to be Baa/BBB or above, while anything below these ratings is considered non-investment grade.

The following table presents the credit derivatives held by the Master Trust. The fair value presented in the table is located in the Statements of Net Assets Available for Benefits under “Investments in Master Trusts (at fair value)” (in thousands):

	Notional		Fair Value
At December 31,	2014	2013	2014	2013
Derivative Assets
Credit default swaps	$5,900	$9,900	$(161)	$(376)

Derivative Liabilities
Credit default swaps	148,100	48,000	1,241	590

Net Notional Value/Net Fair Value	$(142,200)	$(38,100)	$(1,402)	$(966)

The following table summarizes the key characteristics of the Master Trust’s credit derivative portfolio as a protection seller (in thousands):

At December 31,	2014		2013

By counterparty	Maximum Potential Amount of Future Payments (Notional)	Fair Value Payable	Maximum Potential Amount of Future Payments (Notional)	Fair Value Payable

Bank/Broker Dealer	$148,100	$1,241	$48,000	$590

Total by counterparty	$148,100	$1,241	$48,000	$590

Credit risk associated with the Master Trust’s derivatives is the risk that a derivative counterparty will not perform in accordance with the terms of the applicable derivative contract. Credit derivatives, including CDS and total return swaps (“TRS”), derive their value from the credit risk on an underlying bond or other financial asset. As of December 31, 2014 and 2013, the Master Trust’s maximum credit exposure (notional value of short position in CDS and TRS) was $148.1 million and $48.0 million, respectively. As of December 31, 2014 and 2013, the aggregate fair value of all credit derivative instruments was $(1.4) million and $(966) thousand, respectively.

9.	Reconciliation of Financial Statements to Form 5500

The following table reconciles the Net assets available for benefits per the Statements of Net Assets Available for Benefits to the Plan’s Form 5500 Asset and Liability Statement at December 31 (in thousands):

	2014	2013

Net assets available for benefits per the financial statements	$1,212,144	$1,267,704
Adjustment for deemed no post default payments	(2,536)	(2,538)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,070	2,584

Net assets available for benefits per Form 5500	$1,211,678	$1,267,750

The following table reconciles Net change per the Statement of Changes in Net Assets Available for Benefits to net income per the Plan’s Form 5500 Income and Expense Statement for the year ended December 31, 2014 (in thousands):

2014

Net change per the financial statements	$(55,560)
Adjustment for deemed no post default payments	2
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(514)

Net income per Form 5500	$(56,072)

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY EMPLOYEES

EIN: 23-2259884

Plan # 105

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2014

(in thousands of dollars)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Notes receivable from participants*	0-15 years maturity at 3.25% - 9.50%	$61,070

*	Party-in-interest

Cost information is not required because investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VERIZON SAVINGS AND SECURITY PLAN FOR WEST REGION HOURLY ASSOCIATES

By:	/s/ Marc C. Reed

Marc C. Reed (Chairperson, Verizon Employee Benefits Committee)

Date:	June 26, 2015

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm